Contact

nairvbrakesh@gmail.com

www.linkedin.com/in/nairvrakesh
(LinkedIn)

Top Skills

Global Sourcing

Machine Learning & AI

Team Leadership

Languages

Hindi (Full Professional)

Malayalam (Native or Bilingual)

English (Native or Bilingual)

Tamil (Professional Working)

Certifications

Programming Foundations: APIs and
Web Services

Hands-On AI: Build a Generative
Language Model from Scratch

Learning Java 11

Advanced Python: Object-Oriented
Programming

Creating Your First Spring Boot
Microservice

Honors-Awards

OMEGA RHO International Society
for Operations Research and
Management Science

Capital One Leadership Excellence

Capital One Tech Excellence 3 times
(2013, 2017, 2020)

Fiserv Best Performer in Leadership

Fiserv Software Engineer Highest
Achievement (2000, 2003, 2004)

Rakesh Nair

Head of Engineering for Card Core Banking Platform @ Capital One
| Driving FinTech Innovation I Startup Founder & Advisor
Glen Allen, Virginia, United States

Summary

As an Award-Winning Innovative and Creative Technical Leader in
the Finance / Banking industry, I have experience in organizations
ranging from startups to $31B Fortune 100 global businesses and
proven performance managing operational budgets of up to $1B,
capital expense budgets of up to $1B, and P&Ls over $200M.

To accomplish this, I am a pragmatic, focused mentor and manager
with experience attracting, recruiting, and advising a staff of 200+
employees with multifunctional responsibility for up to 1,200+,
repeatedly establishing the infrastructure that has led to accelerated
performance in diverse economic environments.

ACHIEVEMENT CATEGORIES REPRESENTED BELOW

- Legacy Modernization
- Machine Learning & AI
- Business Transformation
- Operational Improvement
- Program Leadership
- Product Innovation
- Process Optimization
- Cost Reduction
- Technology Restructuring
- Digital Transformation
- Market Penetration
- Product Strategy
- Strategic Planning
- Team Leadership
- Product Development
- Technology Transformation

Experience

Capital One
3 years

Head of Engineering, FinTech Card Modernization
2021 - Present (3 years)
Virginia, United States

CORPORATE PROFILE: A $31B Financial company with 56K employees.

RESPONSIBILITY PROFILE: I am responsible for the software engineering department, driving innovation and building a new FinTech platform to host and store all credit card LoBs data and servicing needs. Own and operationalize the current card core platform in AWS with ~250 APIs, multiple databases, billions of daily transactions and streams, and 5000+ datasets in Data Lake and Snowflake while driving multi-year strategic initiatives across 200+ cross-functional teams. Influence decision-making and cultures for 100+ organizations, ELT, and customers to align roadmaps, architecture, industry trends, and budgets.

ACHIEVED IN THIS ROLE

LEGACY MODERNIZATION / TECHNOLOGY TRANSFORMATION / PRODUCT INNOVATION / LAUNCH ACCELERATION:
● I discovered an outdated vendor/legacy systems was hindering product innovation. Over a period of 30 days, I developed/presented a high-level business case to C-level leadership. I collaborated with a strategy team to determine pricing/budgets/operating models, then conceived and planned a phased implementation based on customer interviews. This $75M, 60-person initiative was approved, was declared an SOP/Best Practice, and the ongoing strategy is actively accelerating product innovations and launches.

STRATEGIC PLANNING / PROCESS OPTIMIZATION / TEAM LEADERSHIP:
● The Capital One Credit Card Core division lacked standardized annual planning, slowing productivity. Within 60 days, I completed the development of a SWOT initiative and created yearly division roadmaps. I then led the team to identify business use cases affecting ~1K associates. With this, I gathered scalable technical capabilities, adjusted organizational designs, assembled diverse delivery teams, materialized long-term customer platform solutions with functional risk mitigation, and aligned clients on change. These actions produced an annual planning process SOP/Best Practice that improved productivity by 30%.

Head of Engineering, FinTech Card Modernization Platform – Senior Director – Credit Card Core PT 2
2021 - Present (3 years)
ACHIEVEMENTS CONTINUED

TECHNOLOGY TRANSFORMATION / COST REDUCTION:
• I identified a legacy tech stack and ~250 APIs in place for +15 years. Over 60 days, I produced a 5-year solution that would integrate a core processing abstraction layer platform to reduce call volumes/costs. To facilitate this, I headed large-scale software engineering organizations and Amazon engineers to develop machine learning, AI, microservices, and data hub capabilities for future implementation, impacting over 200 teams. Then, I negotiated contracts and operationalized extensible APIs/streams/AWS data lakes to drive performance/client experience. This ongoing initiative is projected to transform the technology landscape by late 2024, reducing call volumes by 80% and removing $230M in costs. I was promoted to Senior Director for this achievement.

Nestease
CEO & Founder
2020 - Present (4 years)
Richmond, Virginia, United States

CORPORATE PROFILE: A Product & Technology startup.

RESPONSIBILITY PROFILE: I launched a technology company connecting households with local businesses, leading a team of product, design, and engineering contractors in product development and owning growth through customer acquisitions/funding.

ACHIEVED IN THIS ROLE

PRODUCT DEVELOPMENT / MARKET PENETRATION:
• After experiencing issues with lawn mowing services, I sought to build an on-demand mobile application addressing a marketplace need. I analyzed industry/customer/legal/economic requirements in 90 days, launched the startup, and hired an on/offshore engineering team to design and launch a Google Cloud platform/mobile application in under four months. These efforts launched an on-demand platform with a 5-year target market share of ~$828M from customer acquisition and usage.

Capital One
6 years

Head of Engineering, Card API Platform – Credit Card API Division
2017 - 2020 (3 years)
Virginia, United States

RESPONSIBILITY PROFILE: Led a $200M OPEX and 65 employees with 7 direct. I was responsible for the ecosystems/portfolios/$250M budget to enable digital transformation and product innovation. I also launched two global software engineering organizations with strategies/roadmaps/operating models. Furthermore, I led the largest, most complex division API platform (624 APIs, 175 servers), impacting over 200 internal clients, and created a supporting organization, leading to >99.99% availability for 1B+ daily transactions.

ACHIEVED IN THIS ROLE

CLOUD INTEGRATION / PRODUCT DEVELOPMENT:
• Data centers incurred significant costs which halted API changes. I was recruited by the SVP of Engineering own/migrate ~630 APIs to AWS. To accomplish this, I developed transformation/technology/architecture plans in partnership with the Cloud Engineering/Migration organization within 90 days, formed/upskilled a global organization on cloud computing, defined operational excellence, and transformed vendor teams through new engineering groups. These actions successfully completed the migration, enhancing support for business/product teams to facilitate monthly launches aligned with customer demand/industry trends. The solution was declared an SOP/Best Practice.

Digital Transformation & Strategy Lead – Card Digital Servicing Technology
2014 - 2017 (3 years)
Virginia, United States

RESPONSIBILITY PROFILE: I reported to the Senior Director with a $50M OPEX and ~200 employees with 35 direct. I led the strategy, architecture, teams, operations, and delivery of three integration initiatives (~$100M budget). With this, I transformed legacy organizations through API vision/ strategies that increased digital usage by 32% and saved ~$15.7M. I also designed/executed three vertical full-stack organizations across geographies and created new product lines/microservices architecture.

ACHIEVED IN THIS ROLE

DIGITAL TRANSFORMATION / PRODUCT STRATEGY / OPERATIONAL IMPROVEMENT:

• Call center agent turnover was high, increasing expenses and frustrating customers. I analyzed agent data to identify migration opportunities and conceived a three-week strategy to shift call volumes to digital channels. Afterward, I evangelized the solution among leadership/Mobile/Web and assembled 12 mobile/web/voice product teams. These actions improved efficiency, reduced annual call center costs by $8.4M, and raised NPS by 28% in one year.

TECHNOLOGY RESTRUCTURING / COST REDUCTION / MACHINE LEARNING & AI:

• I was charged by the VP of Engineering to improve efficiency in call routing that was adversely affecting agent bandwidth/costs/customer experience. To achieve this, I conceived the organization's first natural language processing (NLP) ML/AI. Then, I drove the analysis of 5 years of voice data to train models, outlined customer journeys, and directed iterative development with automation/data pipelines/next-gen AI. This reduced agent call volume by 27% and costs by 18% in one year while improving self-service rates by 30% and NPS by 20%.

Capital One
Delivery Head of Technology – Loss Mitigation
2011 - 2013 (2 years)
Virginia, United States

RESPONSIBILITY PROFILE: I reported to the Director of Engineering with a ~$20B OPEX and 70 employees with 6 direct. I was responsible for the Card Collections and Recoveries Technology organizations, spearheading IT/Agile delivery transformation, modernization, and in/outsourcing. Additionally, I reengineered Customer Servicing Technology processes and installed a new governance model that accelerated time to market by 24% while increasing throughput by 17% and resource utilization by 25%.

Fiserv
13 years

Technology Manager – Card Tech Division
2008 - 2011 (3 years)
Omaha, NE

CORPORATE PROFILE: A $20B FinTech company with 41K employees.

RESPONSIBILITY PROFILE: I reported to the Director of Technology with a $25M OPEX and 135 employees with 25 direct. I maintained responsibility for directing global software development teams and a $25M budget to establish IT strategy, architecture, governance, and policies for multiple organizations.

Strategy Manager & Program Manager – Global Sourcing, Card Technology, & Program Management
2005 - 2008 (3 years)
Omaha, Nebraska, United States

RESPONSIBILITY PROFILE: I reported to the Vice President of Technology with a ~$100M OPEX with 4 direct reports. I was promoted to manage ~25 concurrent projects necessitating collaboration with Software Development, Maintenance, Business, Operations, Networks, Data Center, Information Security, and Finance.

Application Architect & Software Engineer – Credit Card Technology
1998 - 2005 (7 years)
Omaha, Nebraska, United States

RESPONSIBILITY PROFILE: I reported to the Technology Manager and was responsible for analyzing, architecting, and developing capabilities for the credit card division.

DELSOFT CONSULTING, INC. (Management Consulting & Advisory Services)
Managing Consultant
July 1997 - June 1998 (1 year)
Roswell, Georgia

Led multiple consulting engagements for Top 5 financial institutions including assessments, due diligence, business cases, and execution roadmaps. Analyzed and architected products and oversaw the software development lifecycle.

Wipro (Global Leader IT Strategy Consulting & Outsourcing Services)
Manager / Systems Engineer
April 1996 - July 1997 (1 year 4 months)
Bangalore, India

Recruited to turn around a failing healthcare systems development project for GE Medical Systems. Managed a team of 10+ software engineers.

- Within 8 months, reduced customer complaints by 70% and increased customer satisfaction by 45% by implementing continuous improvement and change management processes.

BIRLA CONSULTANCY & SOFTWARE SERVICES (Global Consulting)
Consultant & Software Engineer
March 1995 - April 1996 (1 year 2 months)

Developed applications for Birla clients throughout the US and Europe.

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Education

University of Virginia Darden School of Business
Executive Education, Organizational Leadership & Strategy · (October 2019 - July 2021)

University of Virginia
Master of Engineering (MEng), Systems Engineering · (2012 - 2013)

University of Nebraska at Omaha
Executive MBA, Business Administration · (2005 - 2007)

Manonmaniam Sundaranar University
Bachelor of Science (B.S.), Computer Science